eMemory and SMIC Expand Partnership in eNVM Technical Development

HSINCHU, Dec. 30, 2013 /PRNewswire/ — eMemory, the global leader in embedded non-volatile memory (eNVM) and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today announced that they plan to expand the deployment of their current collaboration on SMIC’s eNVM platform development. The platform covers both One Time Programmable (OTP) and Multiple Times Programmable (MTP) eNVM technologies, such as NeoBit, NeoFuse, NeoEE and NeoMTP, across a wide range of technology nodes ranging from 0.35um to 40nm.

eMemory and SMIC have been collaborating since 2004. SMIC’s processes that apply eMemory’s eNVM solutions include logic, HV, analog, and BCD processes; with applications ranging from digital set-top box (STB), multimedia players, power management IC, microcontrollers, Bluetooth controller IC and Radio Frequency Identification (RFID) IC...etc.

The two companies recently teamed up to provide an OTP solution based on SMIC’s 0.18um and 0.13um processes which offer customers high reliability and cost effective power management solutions. These solutions can benefit analog and power management clients to gain tactical advantages for serving the vast Smartphone, Tablet PC, and the emerging wearable devices market.

On the other hand, eMemory and SMIC are also actively developing eNVM solutions for applications that require high endurances and security features. The offered solution is capable of meeting a myriad of client requirements including low cost, superior performance and reliability. eMemory and SMIC expect continued success as the consumer electronics market in China flourishes.

eMemory received the Best IP Partner Award in Specialty NVM IP area at SMIC’s 13th Technology Symposium; alongside the world’s leading IP companies including ARM and Synopsys. This honor is in recognition of eMemory’s outstanding abilities in excellent silicon IP products, highly integrated technical support and design services. The achievement demonstrates eMemory’s leading position in the global eNVM industry.

“eMemory is our trusted IP partner who has consistently demonstrated excellence in IP quality, reliability and its customer service since we began our collaboration in 2004,” said Dr. Tianshen Tang, Senior Vice President of SMIC Design Service. “Our partnership with eMemory further strengthens the quality of our products so we can provide our customers highly competitive products with smaller sizes and better performance at lower costs. We look forward to forging a closer relationship with eMemory on our future high-end products.”

eMemory President Rick Shen commented, “Mainland China, as one of our major target markets, has the greatest purchasing power in the world for consumer electronics. eMemory is honored to receive the first Best IP Partner Award from SMIC. This award represents not only the recognition of our capabilities of technical support and design service, but also indicates a stronger bond between the two companies to jointly expand market share in Mainland China in the future. eMemory and SMIC will continue to broaden the collaboration scope to establish comprehensive eNVM technology and silicon IP product portfolios and to provide customers with more competitive process platforms. Our ultimate goal is to create an all-win situation for eMemory, SMIC, and our mutual customers.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

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About eMemory:

eMemory (TWSE: 3529) is a global leader in logic process embedded non-volatile memory (eNVM) silicon IP. Since established in 2000, eMemory has been devoted to research and development of innovative technologies, offering the industry’s most comprehensive platforms of patented eNVM IP solutions include NeoBit® (OTP silicon IP), NeoFuse® (anti-fuse OTP silicon IP), NeoMTP® (1,000+ times programmable silicon IP), NeoFlash® (10,000+ times programmable silicon IP), and NeoEE® (100,000+ times programmable silicon IP) to semiconductor foundries, integrated devices manufacturers (IDMs) and fabless design houses worldwide. eMemory’s eNVM silicon IPs support wide range of applications include trimming, function selection, code storage, parameter setting, encryption, and identification setting. The company has the world’s largest NVM engineering team and prides itself on providing partners a full-service solution that sees the integration of eMemory eNVM IP from initial design stages through fabrication. For more information about eMemory, please visit www.ememory.com.tw.

SMIC Press Contacts:

English Media
Michael Cheung
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Email: Michael—Cheung@smics.com

Chinese Media
Angela Miao
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Email: Angela—Miao@smics.com

eMemory Press Contacts:

eMemory Technology Inc.
Public Relations Department
Liz Lee
Phone: +886-3-5601168 #1110
Email: liz@ememory.com.tw

Public Relations Department
Michelle Wang
Phone: +886-3-5601168 #1121
Email: michelle@ememory.com.tw